Exhbit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES COMPLETION OF TRANSACTION TO INCREASE
INTEREST IN THE WHEELER RIVER URANIUM PROJECT TO 90%

Toronto, ON – October 29, 2018 Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE American: DNN) is pleased to announce that it has completed the previously announced transaction (the “Transaction”) with Cameco Corporation (“Cameco”), whereby Denison has acquired all of Cameco’s minority interest in the Wheeler River Uranium Project (“Wheeler River” or the “Project”). Denison now holds a 90% participating interest in the Project (directly and indirectly through its subsidiary Denison Mines Inc.).

Denison’s joint venture partner in the Project, JCU (Canada) Exploration Company Limited (“JCU”), waived its right of first refusal to pro rata participation in the Transaction, and retained its 10% participating interest in the Project.

Denison acquired Cameco’s approximately 24% interest in the Wheeler River Joint Venture, in exchange for the issuance of 24,615,000 common shares of Denison, representing approximately 4.2% of the Company’s issued and outstanding common shares.

About Wheeler River

Wheeler River is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, in northern Saskatchewan – including combined Indicated Mineral Resources of 132.1 million pounds U3O8 at an average grade of 3.3% U3O8, plus combined Inferred Mineral Resources of 3.0 million pounds U3O8 at an average grade of 1.7% U3O8. The project is host to the high-grade Phoenix and Gryphon uranium deposits (discovered by Denison in 2008 and 2014, respectively), and is a joint venture between Denison (90% and operator) and JCU (10%).

A Pre-Feasibility Study ("PFS") was completed, considering the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits, the results of which were announced on September 24, 2018. Taken together, the project is estimated to have mine production of 109.4 million pounds U3O8 over a 14-year mine life, with a base case pre-tax Net Present Value ("NPV") of $1.31 billion (8% discount rate), Internal Rate of Return ("IRR") of 38.7%, and initial pre-production capital expenditures of $322.5 million. The PFS is prepared on a project (100% ownership) and pre-tax basis, as each of the partners to the Wheeler River Joint Venture ("WRJV") are subject to different tax and other obligations. Additional scientific and technical information relevant to the PFS, as well as after-tax results attributable to Denison's ownership interest, are described in greater detail in the September 24, 2018 press release announcing the results of the PFS. A NI 43-101 technical report supporting the PFS results is in the process of being finalized and will be filed under Denison's profile on SEDAR within 45 days of the initial press release.

The disclosure of the results of the PFS contained in this news release, including the mineral reserves, was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison's Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101.

Further details regarding the Wheeler River project are provided in the NI 43-101 Technical Report for the Wheeler River project titled "Technical Report with an Updated Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada" dated March 15, 2018 with an effective date of March 9, 2018.   A copy of this report is available on Denison's website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

The disclosure of a scientific or technical nature regarding the Phoenix and Gryphon deposits, including the mineral resources, contained in this news release was reviewed and approved by Dale Verran, MSc, P.Geo., Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101.

For a description of the data verification, assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison's Annual Information Form dated March 27, 2018 filed under the Company's profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 90% owned Wheeler River project, which ranks as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering approximately 320,000 hectares. Denison's interests in Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 65.45% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: Denison’s percentage interest in its properties and its plans and agreements with its joint venture partners; the interests of JCU and its rights under the terms of the Wheeler River JV; estimates of Denison's mineral resources; the results of its PFS assessing the potential for project development; and outlook for the industry and uranium mining in the Athabasca Basin. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 27, 2018 under the heading "Risk Factors".

These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.